Exhibit 99.1

Formula Systems Announces Filing of 2023 Annual Report

Or Yehuda, Israel, May 15, 2024 (GLOBE NEWSWIRE) -- Formula Systems (1985) Ltd. (NASDAQ and TASE: FORTY) (“Formula” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, announced today that it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2023 with the U.S. Securities and Exchange Commission. The annual report is available on the Company’s website (www.formulasystems.com). Shareholders may receive a hard copy of the annual report free of charge upon request.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Asaf Berenstin | Chief Financial Officer

Formula Systems (1985) Ltd.

ir@formula.co.il